

S

16012598

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED

DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8- 17574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pershing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City	NJ	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Lisa A. Dolly and David R. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pershing LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer,

and that the financial statements and supplemental information of the company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc.

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2016

Signature

Lisa A. Dolly, Chief Executive Officer

Title

Notary Public

Signature

David R. Hopkins, Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERSHING LLC

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm)

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2015

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers and
Member of Pershing LLC:

We have audited the accompanying statement of financial condition of Pershing LLC as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pershing LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2016

PERSHING LLC

(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2015

(Dollars in millions)

Assets

Cash and cash equivalents	$	452
Cash and securities segregated for regulatory purposes (cash of $4,279 and securities with a fair value of $1,000)		5,279
Collateralized financing agreements:		
Securities borrowed		7,515
Securities purchased under agreements to resell		988
Receivables:		
Customers		13,351
Broker-dealers and clearing organizations		3,333
Affiliates		768
Intangible assets		23
Financial instruments owned, at fair value		29
Other assets		400
Total assets	$	32,138

Liabilities and Member's Equity

Liabilities:		
Drafts payable	$	386
Collateralized financing agreements:		
Securities loaned		1,684
Securities sold under agreements to repurchase		4,040
Payables:		
Customers		20,061
Broker-dealers and clearing organizations		2,476
Affiliates		276
Financial instruments sold, not yet purchased, at fair value		3
Accounts payable, accrued expenses and other		295
Total liabilities		29,221
Member's equity:		
Member's contributions		844
Accumulated earnings		2,073
Total member's equity		2,917
Total liabilities and member's equity	$	32,138

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Pershing LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Group LLC (the Parent), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in fully disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. (NYSE), Financial Industry Regulatory Authority (FINRA), Chicago Board of Options Exchange, Inc., Securities Investor Protection Corporation (SIPC), and other regional exchanges.

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

(b) Cash and Securities Segregated for Regulatory Purposes

The Company defines cash and securities segregated for regulatory purposes as deposits that have been segregated in special reserve bank accounts for the benefit of customers and the proprietary accounts of brokers (PAB) under Rule 15c3-3 of the SEC. At December 31, 2015, the Company had $4.279 billion in segregated cash and $1.0 billion in segregated U.S. Government Treasury securities.

(c) Collateralized Financing Agreements

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash or other collateral with the lender. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned.

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to three months. The Company nets repurchase agreements and resale agreements in the statement of financial condition in accordance with Accounting Standards Codification (ASC) Subtopic 210-20, *Balance Sheet Offsetting*. The impact of netting as of December 31, 2015 was $237.9 million.

(continued)

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures,* which amends the accounting guidance for certain repurchase agreement transactions and repurchase agreements executed as repurchase financings and requires enhanced disclosures. The impact of adopting this ASU did not have a material impact on the Company's statement of financial condition. See the Repurchase Agreements and Securities Lending section in Note 4 "Financial Instruments" for the related disclosures required by the ASU.

(d) Receivables and Payables – Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), deposits with clearing organizations and the Company's introducing brokers' margin loans. Payables to broker-dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

(e) Fair Value of Financial Instruments Owned and Sold

ASC Topic 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC Topic 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Under ASC Topic 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models. See Note 4 to statement of financial condition for disclosures with respect to ASC Topic 820.

(f) Fixed Assets and Intangibles

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other nonqualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is generally 15 years from the date of acquisition and are assessed annually for impairment

(continued)

indicators pursuant to the provision of ASC Topic 350, *Intangibles – Goodwill and Other*, and ASC Topic 360, *Property, Plant & Equipment*.

(g) Customer Transactions

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

(h) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for this plan in accordance with ASC Topic 718, *Compensation – Stock Compensation,* and accordingly compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

(i) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of the assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC Topic 740, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely than-not recognition threshold will result in either a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities.

(continued)

(3) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations include the following (dollars in millions):

Receivables:		
Brokers and dealers	$	2,464
Securities failed to deliver		634
Clearing organizations		235
Total receivables	$	3,333
Payables:		
Brokers and dealers	$	1,825
Securities failed to receive		651
Total payables	$	2,476

(4) Financial Instruments

ASC Topic 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in cash and securities segregated for regulatory purposes, financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC Topic 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are derived from or corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities and U.S. Government Treasury securities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. The Company did not have any assets or liabilities classified as Level 2 at December 31, 2015.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2015 and there was no change in Level 3 assets or liabilities during the year.

In determining the appropriate levels, the Company performed an analysis of the assets and liabilities that are subject to ASC Topic 820. The following tables present the financial instruments carried at fair value as of December 31, 2015 (dollars in millions):

	Assets at fair value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Cash and securities segregated for regulatory purposes	$ 1,000	—	—	1,000
Financial instruments owned:				
Equities	29	—	—	29
Total assets at fair value	$ 1,029	—	—	1,029

	Liabilities at fair value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Financial instruments sold:				
Equities	$ 3	—	—	3
Total liabilities at fair value	$ 3	—	—	3

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The fair values of the other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

(continued)

The table below presents the carrying value and fair value of Pershing LLC's financial instruments which are not carried at fair value (dollars in millions). The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non-financial assets and liabilities (dollars in millions).

	December 31, 2015				
	Level 1	Level 2	Level 3	Estimated fair value	Carrying value
Summary of financial instruments:					
Assets:					
Cash and cash equivalents	$ 452	—	—	452	452
Cash and securities segregated for regulatory purposes	4,279	—	—	4,279	4,279
Securities borrowed	—	7,515	—	7,515	7,515
Securities purchased under agreements to resell	—	988	—	988	988
Receivables from customers	—	13,351	—	13,351	13,351
Receivables from broker-dealers and clearing organizations	—	3,333	—	3,333	3,333
Due to Affiliates	—	768	—	768	768
Total	$ 4,731	25,955	—	30,686	30,686
Liabilities:					
Drafts payable	$ —	386	—	386	386
Securities loaned	—	1,684	—	1,684	1,684
Securities sold under agreements to repurchase	—	4,040	—	4,040	4,040
Payables to customers	—	20,061	—	20,061	20,061
Payables to broker-dealers and clearing organizations	—	2,476	—	2,476	2,476
Due from Affiliates	—	276	—	276	276
Total	$ —	28,923	—	28,923	28,923

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

Offsetting Assets and Liabilities

The following table presents financial instruments that are either subject to an enforceable netting agreement or offset by collateral arrangements. There were no financial instruments subject to a netting agreement for which the Company is not currently netting (dollars in millions).

Financial assets subject to enforceable master netting agreements

December 31, 2015	Gross assets recognized	Gross amounts offset in the statement of financial condition	Net assets recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Gross amounts not offset (1) Cash collateral received	Net amount
Securities borrowed	$ 7,515	—	7,515	7,261	—	254
Securities purchased under agreements to resell	1,226	238	988	986	—	2
Total financial assets subject to enforceable master netting agreement	$ 8,741	238	8,503	8,247	—	256

Financial liabilities subject to enforceable master netting agreements

	Gross liabilities recognized	Gross amounts offset in the statement of financial condition	Net liabilities recognized on the statement of financial condition	Gross amounts not offset (1) Financial instruments	Gross amounts not offset (1) Cash collateral pledged	Net amount
Securities loaned	$ 1,684	—	1,684	1,615	—	69
Securities sold under agreements to repurchase	4,278	238	4,040	4,040	—	—
Total financial liabilities subject to enforceable master netting agreement	$ 5,962	238	5,724	5,655	—	69

(1) The total amount reported in financial instruments is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

(continued)

Repurchase Agreements and Securities Lending

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings at December 31, 2015				
	Remaining contractual maturity of the agreements			
(in thousands)	Overnight and continuous	Up to 30 days	30 days or more	Total
Repurchase agreements:				
U.S. Treasury	$ 349,466	$ —	$ —	$ 349,466
U.S. Government agencies	119,050	—	4,816	123,866
State and political subdivisions	82,033	—	147,718	229,751
Agency RMBS	1,817,305	—	—	1,817,305
Non-agency RMBS	377	—	—	377
Agency commercial MBS	527	—	—	527
Corporate bonds	371,680	—	665,317	1,036,997
Other debt securities	23,307	—	1,000	24,307
Equity securities	575,000	—	—	575,000
Money market funds	89,160	—	31,148	120,308
Total	$ 3,427,905	$ —	$ 849,999	$ 4,277,904
Securities Lending:				
U.S. Treasury	$ 98	$ —	$ —	$ 98
U.S. Government agencies	35,337	—	—	35,337
Agency RMBS	145,617	—	—	145,617
Agency commercial MBS	2,083	—	—	2,083
Corporate bonds	106,116	—	—	106,116
Sovereign debt/sovereign guaranteed	51	—	—	51
Equity securities	1,394,722	—	—	1,394,722
Total	$ 1,684,024	$ —	$ —	$ 1,684,024
Total borrowings	$ 5,111,929	$ —	$ 849,999	$ 5,961,928

The Company's repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty, thereby decreasing the amount of assets available for other liquidity needs that may arise.

As of December 31, 2015, the Company has $400 million of collateral related to repurchase agreements that had remaining contractual maturities that exceeded 90 days.

(continued)

(5) Fixed Assets

Fixed assets are included in other assets on the statement of financial condition and consists of the following (dollars in millions):

Capitalized software	$	180
Leasehold improvements		30
Computer equipment		10
Computer software		19
Other		20
Total		259
Less accumulated depreciation		(183)
Total fixed assets, net	$	76

(6) Third Party Bank Loans and Lines of Credit

The Company has $1.5 billion in uncommitted lines of credit with non-affiliated banks as of December 31, 2015. There were no borrowings against these lines of credit at December 31, 2015. Interest on such borrowings is determined at the time each loan is initiated.

(7) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $13.9 million and a gross deferred tax liability of $23.5 million at December 31, 2015. The deferred tax asset is primarily attributable to stock compensation and the deferred tax liability is primarily attributable to a deferred intercompany gain. The net deferred tax liability is $9.6 million. The Company has not recorded a valuation allowance because the Company believes it is more likely than not that the deferred tax assets will be realized.

Federal taxes payable due to BNY Mellon of $33.8 million are included in payables to affiliates and state taxes receivable of $2.3 million are included in other assets on the statement of financial condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2010. The Company's New York State income tax return examination has been closed through 2012. The Company's New York City income tax return examination has been closed through 2011. The Company's New Jersey income tax returns are closed to examination through 2010.

(8) Related Party Transactions

The Company provides clearing related services to indirect wholly owned subsidiaries of BNY Mellon. Balances due from/to these affiliates were approximately $767.7 million and $47.6 million, respectively. They are included in receivable from affiliates and payables to affiliates, respectively, on the statement of financial condition.

(continued)

The Company has $6.4 billion of unsecured loan facilities with the Parent. At December 31, 2015, there were no borrowings against the loan facilities. The Company also has loan agreements with three affiliates. At December 31, 2015, there were no borrowings against the loans.

Balances due to BNY Mellon for taxes, payroll, technology and leased equipment were $104.0 million and are included in payables to affiliates on the statement of financial condition. The Company entered into a repurchase agreement with an affiliate and at December 31, 2015 had a payable of $124.1 million included in payables to affiliates on the statement of financial condition.

For the year ended December 31, 2015, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate.

(9) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management.

(10) Pledged Assets and Guarantees

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. At December 31, 2015, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $39,096 million and the fair value of the portion that had been sold or repledged was $18,386 million. The details of these sources and the uses of collateral are noted in the below tables (dollars in millions).

Source of available collateral – received, borrowed or owned:		
Financial instruments owned, at fair value	$	29
Securities segregated for regulatory purposes		1,000
Securities borrowed		7,261
Securities purchased under agreements to resell		1,225
Margin securities available to re-pledge		29,581
Total source of collateral	$	39,096
Use of available collateral – re-pledged, loaned or sold:		
Financial instruments sold, but not yet purchased, at fair value	$	3
Securities loaned		1,615
Securities sold under agreements to repurchase		4,537
Pledged to clearing corporations		863
Short sale covering		10,368
Securities segregated for regulatory purposes		1,000
Total use of collateral	$	18,386

The Company additionally receives securities as collateral in connection with certain security for security transactions. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and obligation to return the collateral in the statement of financial condition. At December 31, 2015, the Company reported $183 million associated with security for security transactions as securities borrowed and securities loaned on the statement of financial condition and included in the table above.

The Company also conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. At December 31, 2015, the fair value of the securities borrowed under this program was $205 million and is included in securities borrowed and securities loaned on the statement of financial condition and included in the table above.

Obligations under Guarantees

The Company has adopted the disclosure and recognition requirements for guarantees in accordance with ASC Topic 460, *Guarantees*, whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(11) Commitments and Contingences

As of December 31, 2015, the Company had commitments with twenty one customers to lend a maximum total of $3.617 billion for various terms not exceeding 364 days. These commitments consisted of outstanding loans of $2.970 billion, which are reported in receivables from customers on the statement of financial condition, and unfunded commitments totaling $647 million.

The Company has non-cancelable leases for office space and equipment that expire on various dates through 2021. At December 31, 2015, minimum future rentals on noncancelable operating leases are as follows (dollars in millions): 2016 $22, 2017 $22, 2018 $22, 2019 $21 and $29 for the years thereafter.

(continued)

The Company is involved in various legal proceedings arising in connection with the conduct of the Company's business. The Company believes that based on currently available information and the advice of counsel, the results of all such proceedings in the aggregate, will not have a material adverse effect on the Company's financial condition. The Company intends to defend itself vigorously against all claims asserted against it. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and settlements when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserve, and will adjust the reserve amount as appropriate.

(12) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 and has elected to use the alternative method of computing regulatory net capital requirements provided for in that Rule. Under the alternative method, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5 million, whichever is greater. At December 31, 2015, the Company's regulatory net capital of approximately $2.27 billion was 12.6% of aggregate debit items and in excess of the minimum requirement by approximately $1.9 billion.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable qualifying securities for the exclusive benefit of customers. At December 31, 2015, the Company had approximately $5.14 billion of cash or acceptable qualifying securities on deposit in such accounts.

As a clearing broker, the Company is required to compute a reserve requirement for the proprietary accounts of broker-dealers (the PAB Reserve Formula). As of December 31, 2015, the Company had approximately $139 million of cash deposits in cash accounts designated for the exclusive benefit of PAB pursuant to Rule 15c3-3 of the SEC.

(13) Financial Instruments and Related Risks

(a) Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

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The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the collateral is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

(b) Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

(c) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration,

composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(d) Operational Risk

In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or the other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as damage to our reputation.

(e) Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward foreign exchange contracts that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates.

At December 31, 2015, the notional value related to these off-balance sheet forward foreign exchange contracts was $1.22 billion.

(14) Subsequent Events

The Company has evaluated subsequent events from December 31, 2015 through February 26, 2016, the date the Company's statement of financial condition is available to be issued. On January 29, 2016, the Company paid a cash dividend of $75 million to BNY Mellon.